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Exhibit (a)(1)(xx)

MOTOROLA INCREASES OFFER PRICE FOR REMAINING
SHARES OF NEXT LEVEL COMMUNICATIONS TO $1.18 PER
SHARE; NEXT LEVEL BOARD RECOMMENDS REVISED OFFER

        Schaumberg, Ill./Rohnert Park, Calif., March 24, 2003—Motorola, Inc. (NYSE: MOT) and Next Level Communications, Inc. (NASDAQ: NXTV) today jointly announced that Motorola will revise its tender offer for the Next Level Communications, Inc.'s common stock that Motorola does not already own by increasing the tender offer price, and Next Level's Board of Directors recommends that minority shareholders tender their shares. The revised offer, at $1.18 per share, represents a 13.5% increase over the original $1.04 per share tender offer price and a 25.5% premium over the stock's closing price on March 21, 2003, the last trading day prior to this announcement. The $1.18 per share price also represents premiums of 29.8% over the stock's closing price on January 10, 2003, the date prior to the announcement of the tender offer, and 46.0%, 39.2% and 33.5% over the 90, 20 and 5 trading days ending on January 10, 2003.

        The independent committee of Next Level's Board of Directors, acting on behalf of Next Level's full Board, recommended, by a three to one vote, that Next Level stockholders tender their shares in the revised offer. Members of the independent committee who own shares and some members of Next Level management have indicated that they will tender their shares in the revised offer. In addition, Next Level Partners, LLC, Spencer Segura and Jacquelyn Segura, who collectively hold approximately 2.4 million shares, have agreed to tender their shares in the offer. Morgan Stanley & Company, Next Level's financial advisor, has rendered an opinion that the offer, as revised, is fair to Next Level's unaffiliated shareholders from a financial point of view.

        Alex Good and Paul Latchford, members of the Independent Committee, stated, "Next Level is pleased that Motorola has agreed to pay a larger premium to Next Level's share trading price prior to announcement of the offer, and we believe that given Next Level's current financial situation and an absence of present acceptable financing alternatives, the revised offer represents the best value available for the Next Level minority stockholders."

        Next Level, Next Level Partners, LLC, and Spencer and Jacquelyn Segura today will dismiss with prejudice the litigation that they brought in an effort to stop the tender offer. Motorola and Next Level have also reached agreements in principle, subject to court approval, with the class action plaintiffs to settle the lawsuits that had been filed on behalf of Next Level's shareholders and have agreed to settle the litigation brought by Next Level against Motorola.

        Donald McLellan, Motorola corporate vice president for mergers and acquisitions, stated, "We believe that our offer, as revised, provides substantial value to Next Level's shareholders in excess of Next Level's intrinsic value. It is in neither party's interest for this transaction to become further protracted. After a cost/benefit analysis, both from Motorola's point of view and with the knowledge that neither the business environment for Next Level nor its financial condition have demonstrably improved since we announced our offer, we have revised our offer with the hope that it can now be completed as soon as possible. We strongly believe that this offer is in the best interests of Next Level's shareholders, employees and customers. In light of the substantial increase in the price of our original offer, the revised offer of $1.18 per share represents Motorola's final offer, and we encourage Next Level shareholders to tender their shares with all due speed."

        Motorola stated that it would supplement its Offer to Purchase and amend its tender offer statement on file with the Securities and Exchange Commission shortly to reflect the increased offer price and other relevant changes.

        Next Level shareholders who have already tendered their shares will receive the benefit of the $1.18 price and need not take any action in order to do so.

        Motorola also extended its offer until 5:00 p.m., New York City time, Friday, April 11, 2003. As of Friday, March 21, 2003, approximately 5.9 million shares had been tendered or committed to be tendered to Motorola at the original price of $1.04 per share, consisting of 5,247,135 shares tendered and 626,998 shares in respect of which Motorola has received notices of guaranteed delivery. Assuming that no stock options or warrants are exercised, approximately 11.5 million shares must be tendered to satisfy the minimum tender condition in the offer.

        McLellan concluded, "Now that we have reached an agreement with Next Level's independent committee and secured a settlement of the litigation, we wish to turn as promptly as possible to the reintegration of Next Level's business into Motorola's operations, which will provide a stable financial base with broad resources to support Next Level's customers, technology, product development and retention of key employees."

        Next Level shareholders who have any questions or need assistance, including assistance in tendering shares should contact the Information Agent, Georgeson Shareholder Communications, toll free at (866) 203-9357.

Notice For Next Level Securityholders

        Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level security holders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357.

About Motorola

        Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

About Next Level

        Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level's highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, Calif., the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit http://www.nlc.com

Business Risks

        Statements in this news release and other announcements that relate to the tender offer and any subsequent merger, Next Level's business and operations and the impact of the reintegration of Next Level into Motorola described herein are "forward- looking statements". These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola and Next Level wish to caution the reader that these factors, as well as other factors described in Motorola's and Next Level's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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Media Contacts:
Jennifer Weyrauch
Motorola, Inc.
1+847-435-5320
 Jennifer.Weyrauch@motorola.com

Andy Brimmer or Dan Katcher
Joele Frank, Wilkinson Brimmer Katcher
for Next Level Communications, Inc.
212-355-4449

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MOTOROLA INCREASES OFFER PRICE FOR REMAINING SHARES OF NEXT LEVEL COMMUNICATIONS TO $1.18 PER SHARE; NEXT LEVEL BOARD RECOMMENDS REVISED OFFER